UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. __)*

Danaos Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y1968P105
(CUSIP Number)

HSH Nordbank AG Gerhart-Haupmann-Platz 50 20095 Hamburg, Germany Tel: +49 40 3333-0
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y1968P105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
HSH Nordbank AG
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Germany

Number of	7. Sole Voting Power:	43,942,485
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	43,942,485
Person With	10. Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
43,942,485
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 21.0%
14.	Type of Reporting Person (See Instructions): BK

Item 1.             Security and Company

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Danaos Corporation, a Marshall Islands corporation (the “Company”). The principal executive offices of the Company are located at 14 Akti Kondyli, 185 45 Piraeus, Greece.

Item 2.	Identity and Background

This Schedule 13D is being filed by HSH Nordbank AG, a corporation organized under the laws of the Federal Republic of Germany (the “Reporting Person”). The address of the principal place of business of the Reporting Person is Gerhart-Hauptmann-Platz 50, 20095 Hamburg, Germany.

The principal business of the Reporting Person is to engage in corporate and private banking with a focus on owner-managed companies in the upper medium-sized German corporate segment, as well as real estate, project development, energy, infrastructure, maritime and other businesses.

The members and chairman of the Management Board (the “Board”) of the Reporting Person are set forth on Exhibit A annexed hereto. The address of the principal place of business of each such person is c/o HSH Nordbank AG, Gerhart-Hauptmann-Platz 50, 20095 Hamburg, Germany.

The Free and Hanseatic City of Hamburg and the State of Schleswig Holstein, either directly or indirectly through HSH Finanzfonds AÖR, in the aggregate hold approximately 94.2% of the shares of HSH Beteiligungs Management (GmbH HoldCo) (all such entities, the “Indirect Share Owners”), which holds 94.9% of the shares of the Reporting Person.

Neither the Reporting Person nor any of its Board members has, during the last five years, been convicted in a criminal proceeding. Neither the Reporting Person nor any of its Board members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 19, 2018, the Reporting Person entered into a Debt Refinancing Agreement with the Company and certain other parties named therein (the “Refinancing Agreement”). The Refinancing Agreement sets out the basis upon which the Company’s lenders (including the Reporting Person) have agreed to refinance the Company’s debt (the “Refinancing”).

The Refinancing Agreement contemplates that, in connection with the Refinancing, the Company will issue to certain of its lenders 99,342,271 shares of the Common Stock on the closing date of the Refinancing, such shares representing 47.5% of the Company’s then-outstanding Common Stock (the “Issuance”). In connection with the Issuance, the Reporting Person was issued 43,942,485 shares of the Common Stock. As a result of the foregoing, and as of the filing date of this Schedule 13D (the “Filing Date”), the Reporting Person beneficially owns 21.0% of the outstanding Common Stock.

The purchase price for the shares of the Common Stock obtained by the Reporting Person in connection with the Issuance was satisfied by the Reporting Person converting certain contractual rights and claims against the Company, to which the Reporting Person would otherwise be entitled, into shares of the Common Stock.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities reported herein in the ordinary course of business in connection with certain indebtedness of the Company held by the Reporting Person. The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed of, such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of the investment and trading determinations of the Reporting Person, market conditions and/or such other factors that the Reporting Person deems relevant.

Except as set forth herein, the Reporting Person does not have any plans or proposals that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company

As of the Filing Date, the Reporting Person owns 43,942,485 shares of the Common Stock. Thus, the Reporting Person beneficially owns 21.0% of the shares of the Common Stock of the Company deemed issued and outstanding.

The Reporting Person has the right to receive dividends from, and proceeds from the sale of, the shares of the Common Stock owned by it. The Reporting Person’s shareholders, including the Indirect Share Owners, have the right to participate indirectly in the receipt of dividends from, and proceeds from the sale of, such securities in accordance with their respective ownership interests in the Reporting Person.

During the sixty (60) days prior to August 10, 2018 (the “Event Date”), and from the Event Date to the Filing Date, there were no purchases or sales of shares of the Common Stock, or securities convertible into or exchangeable for shares of the Common Stock, by the Reporting Person or any person or entity for which the Reporting Person possesses voting or dispositive control over the securities thereof, except as expressly set forth in this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company

Pursuant to the Refinancing Agreement, the Company has entered into a Stockholders Agreement with, among others, the Reporting Person. The Stockholders Agreement contains certain customary rights, including, without limitation, tag-along rights and a right to participate in certain equity offerings. This description of the Stockholders Agreement is qualified in its entirety by the terms of the Stockholders Agreement, which is incorporated by reference as an exhibit to this Schedule 13D.

Pursuant to the Refinancing Agreement, the Company has entered into a Registration Rights Agreement with, among others, the Reporting Person. The Registration Rights Agreement requires the Company to file with the U.S. Securities and Exchange Commission (the “SEC”) a shelf registration statement to register resales of the Common Stock received by the Reporting Person and other lenders in connection with the Issuance and for the Company to use commercially reasonable efforts to request the SEC declare the registration statement effective no later than 90 days after the closing date of the Refinancing and maintain its effectiveness. The Registration Rights Agreement also includes provisions (i) providing for demand registration rights in the event there is not an effective shelf registration statement at the time, (ii) requiring the Company to provide customary marketing assistance and cooperation in connection with any “shelf take-down” offering requested in accordance with the terms thereof and (iii) providing for piggyback registration rights, with customary cutbacks, with respect to such securities. This description of the Registration Rights Agreement is qualified in its entirety by the terms of the Registration Rights Agreement, which is incorporated by reference as an exhibit to this Schedule 13D.

In connection with the Refinancing, the Company has entered into a Deed of Undertaking with the Reporting Person in which the Reporting Person has agreed to refrain from voting certain shares of the Common Stock for an agreed-upon period of time. This description of the Deed of Undertaking is qualified in its entirety by the terms of the Deed of Undertaking, which is incorporated by reference as an exhibit to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

The following exhibits are incorporated by reference into this Schedule 13D:

Exhibit A          Members of the Management Board of HSH Nordbank AG

Exhibit 7.1        Shareholders Agreement, dated August 10, 2018 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 14, 2018).

Exhibit 7.2        Registration Rights Agreement, dated August 10, 2018 (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 14, 2018).

Exhibit 7.3        Deed of Undertaking, dated August 10, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2018

HSH NORDBANK AG

By:	/s/ Reinhard Günther

Name:	Reinhard Günther
Title:	Authorized Signatory

By:	/s/ Gesa Voigt

Name:	Gesa Voigt
Title:	Vice President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

Members of the Management Board of HSH Nordbank AG

Name:	Title:
Stefan Ermisch	Chairman of the Board
Oliver Gatzke	Board Member
Torsten Temp	Board Member
Ulrik Lackschewitz	Board Member

Exhibit 7.3         Deed of Undertaking, dated August 10, 2018

DEED OF UNDERTAKING

HSH NORDBANK AG

Gerhart-Hauptmann-Platz 50

20095 Hamburg (“HSH”, “we” or “us”)

To:        Danaos Corporation (the “Danaos” and, together with HSH, the “Parties”)

c/o Danaos Shipping Co. Ltd., Christaki Kompou Street Peters House, 3011

Greece

Attention: Evangelos Chatzis, Chief Financial Officer

10 August 2018

Re: Undertaking to Refrain from Voting Certain Common Shares of Danaos

1.	Introduction
1.1

Reference is made to the Amended and Restated Restructuring Support Agreement, dated 19 June 2018, by and between, amongst others, Danaos, certain of its subsidiaries, certain of its lenders, and Danaos Investments Limited, as trustee for the 883 Trust (the “RSA”, capitalised terms used but not defined herein as therein defined).

1.2

Pursuant to transactions contemplated by the RSA and conditioned on occurrence of the Restructuring Effective Time (as defined in the global restructuring implementation deed in respect of such transactions), HSH Nordbank A.G. (or its nominee) expects to receive 43,942,485 voting common shares of the capital stock of Danaos, representing approximately 21.01% of the issued and outstanding voting common shares of the capital stock of Danaos (all such shares held by HSH or its nominee, the “HSH Shares”).

1.3

HSH desires to inform Danaos that it will refrain from voting the number of shares equal to 4,182,832 of the HSH Shares, representing approximately 2.00% of the aggregate outstanding common shares of Danaos as of the date of this Deed (the “Committed Shares”), such that HSH will not exercise voting rights of more than 19.01% of the common shares of Danaos at any time before the termination of this Deed.

2.	Warranties in respect of the HSH Shares
HSH hereby warrants to Danaos as follows:
2.1	HSH is a corporation duly formed and validly existing under the laws of its jurisdiction of incorporation.
2.2	Subject to occurrence of the Restructuring Effective Time, HSH is the beneficial owner holding the number of HSH Shares specified in the Schedule to this undertaking.
2.3

HSH has full power, authority and discretion (free from any legal or other restrictions), and will at all times continue to have all requisite authority, to enter into this Deed and to perform its obligations under it.

3.	Voting Undertaking
HSH hereby informs Danaos as follows:
3.1

We shall, and shall procure that each of our nominees shall, refrain from voting any of the Committed Shares (whether on a show of hands or a poll and whether in person, electronically or by proxy) at any and all duly convened meetings (including any adjournments or postponements thereof) of the holders of common shares of Danaos.

3.2

We shall not execute any form of proxy (or, if we are not the registered holder of any Committed Share, we will cause the registered holder of such Committed Shares not) to execute any form of proxy in relation to any of the Committed Shares appointing any person to attend or vote at any and all duly convened meetings (including any adjournments or postponements thereof) of the holders of common shares of Danoas in accordance with this Deed.

4.	Company Undertaking

Upon reasonable request of HSH, Danaos shall prepare a second set of the annual consolidated financial statements of the Group prepared on the basis of International Financial Reporting Standards (“IFRS Standards”) and, if so requested by HSH, have them audited and provide HSH with the same within one month after the financial statements required to be delivered pursuant to the facility agreement, dated on or about 1 August 2018 between, amongst others, HSH and Danaos, have been provided. The costs for the preparation of such a second set of annual consolidated financial statements as well as its auditing shall be for the account of HSH, provided that Danaos has agreed a cost estimate with HSH.

5.	Termination
This Deed shall lapse on the earlier of (a) the date on which the aggregate HSH Shares comprise less than 20% of the outstanding common shares of Danaos for any reason or (b) 31 March 2019.
6.	Transfer & Assignment
6.1

For the avoidance of doubt, this Deed shall not prevent HSH from transferring all or any portion of the HSH Shares to any person. No Party may assign or transfer any of its rights or obligations pursuant to this Deed to any non-affiliate third party without the prior written consent of the other Party.

7.	Other
7.1.	Prior to the termination of this Deed and except to the extent otherwise specified, our obligations set out in this undertaking are unconditional and irrevocable.
7.2.	HSH acknowledges that this Deed is fully and adequately supported by consideration and is fair and reasonable in all of its terms.
7.3	A person who is not a Party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Deed.

7.4	Acknowledgement and acceptance of this Deed by Danaos does not impose any obligations or liabilities on Danaos, nor does it affect the enforceability and validity of this Deed.
7.5

This Deed and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law. We submit to the exclusive jurisdiction of the English courts for all purposes in relation to this Deed.

7.6	This Deed has been executed and delivered as a deed by HSH and shall take effect as a Deed notwithstanding that Danaos may execute this Deed under hand.
7.7	This Deed may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature Page Follows]

Executed and delivered as a deed on the date first written above by HSH Nordbank AG		) ) ) )

By:	/s/ Gesa Voigt

By:	/s/ Reinhard Günther

Signature of witness:	/s/ Sträßner

Name of Witness: Sträßner

Address of witness:
HSH Nordbank AG Gerhart-Hauptmann- Platz 50 20095 Hamburg

Acknowledged as to clauses 1-3 and joined and agreed as a party to clauses 4, 5, 6 and 7:		) )
on the date first written above by		)
DANAOS CORPORATION		) )
/s/ Evangelos Chatzis
CFO

SCHEDULE

Details of Committed Shares

Name of beneficial owner	Name of registered holder, if different	Number of shares

HSH Nordbank AG	N/A	4,182,832